FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing of the resolutions adopted by Banco de Chile’s Board of Directors, in a meeting held on 26 January 2023, whereby it was resolved to summon to the Ordinary Shareholders Meeting, to be held on 23 March 2023, with the purpose of approving the distribution as dividends of 61.5% of the net income obtained during the fiscal year ending on 31 December 2022.

Santiago, 26 January 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: ESSENTIAL INFORMATION/

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter No. 18-10 of the Restated Regulation for Banks, I inform you as Essential Information, that in the Ordinary Meeting No. BCH 2,983 held on 26 January 2023, the Board of Directors of Banco de Chile resolved to summon to an Ordinary Shareholders Meeting to be held on 23 March 2023, to propose, among other matters, the following net income distribution for the fiscal year ended on 31 December 2022:

a)	Deducting and retaining from the net income obtained during fiscal year 2022, an amount equal to the correction of the value of the paid capital and reserves according to the Consumer Price Index variation occurred between November 2021 and November 2022, for an amount of CLP 542,504,045,836, which will be added to the account of net incomes retained from previous fiscal years.

b)	Distributing as dividend the resulting net income balance, corresponding a dividend of CLP 8.58200773490 per each one of the 101,017,081,114 Bank shares.

Thus, it will be proposed the distribution as divided of the 61.5% of the net income of the fiscal year ended on 31 December 2022.

Sincerely,

Eduardo Ebensperger Orrego
CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 January 2023

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

3